Exhibit 99.1

Clearmind Medicine Submits Three International Patent Applications for Next Generation Classic Psychedelic-Based Compounds

Vancouver, Canada, Feb. 20, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced today that it has submitted three patent applications under the international Patent Cooperation Treaty (“PCT”), as part of its ongoing collaboration with SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system.

The three patent applications refer to novel proprietary combinations of lysergic acid diethylamide (LSD), psilocybin, N,N-dimethyltryptamine (DMT) and SciSparc’s Palmitoylethanolamide (PEA), the active ingredient of SciSparc’ proprietary CannAmide™.

These applications were previously filed as provisional patent applications with the United States Patent and Trademark Office (USPTO).

“Clearmind continues to be at the forefront of the psychedelic market with one of the largest IP portfolios in the industry. The PCT makes it possible for us to seek patent protection for our proprietary compounds in a large number of countries simultaneously which strengthens our IP portfolio. To date, our ongoing collaboration with SciSparc has led to the submission of 11 different patent applications, allowing us to continue to be at the forefront of research in the psychedelic industry while working on more effective and safer treatments,” said Clearmind’s Chief Executive Officer, Dr. Adi Zuloff-Shani.

The latest patent applications build upon Clearmind’s broad IP protection in the psychedelic space, which now includes 27 granted patents and 24 pending patent applications across 15 patent families, nine of which have been granted in major jurisdictions such as the US, Europe, China, and India.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fifteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses seeking patent protection for its inventions in a large number of countries simultaneously and continuing to strengthen its IP portfolio. In addition, the Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on January 29, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.